

C 09057647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 2 6 2009

Washington DC
110

SEC FILE NUMBER
8- 14903

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING_____12/31/08_____
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins & Company, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Larkspur Landing Circle, No. 102
(No. and Street)

Larkspur,   California   94939
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce J. Raabe   (415) 925-4000
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Benson, Piombo & Company_____
(Name – if individual, state last, first, middle name)

300 Tamal Plaza. Suite 180	Corte Madera	California	94925
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 3 2009

THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Bruce J. Raabe_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Collins & Company, LLC._____ , as
of _____December 31,_____, 20 08_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
                                                            Signature

                                                    _____
                                                            Managing Member
                                                                Title

_____
        Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 _____

2 _____

3 _____

4 _____

5 _____

6 _____

| Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any) |

State of California
County of _____ *M ThuN* _____

Subscribed and sworn to (or affirmed) before me on this

__*25*__ day of __*FEBRUARY*__, 20____, by
　　　Date　　　　　　　Month　　　　　　Year

(1) __*BRUCE J. RAABE*__,
　　　　　　　　Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

(and

(2) _____,
　　　　　　　　Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature _____
　　　　　　　　Signature of Notary Public

[Notary Seal:
NICOLE P. MURPHY
Commission # 1833908
Notary Public - California
Marin County
My Comm. Expires Jun 27, 2011]

Place Notary Seal Above

─────────── **OPTIONAL** ───────────

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: *Statement of financial condition*

Document Date: *12/31/08*　　　Number of Pages: *8*

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

COLLINS & COMPANY, LLC

Statement of Financial Condition

December 31, 2008

(With Independent Auditor's Report)

.

BENSON, PIOMBO & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
CORTE MADERA, CALIFORNIA 94925-1131

BENSON, PIOMBO & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
300 TAMAL PLAZA, SUITE 180
CORTE MADERA, CALIFORNIA 94925-1131

TELEPHONE: (415) 924-2292
TELECOPIER: (415) 924-8202

BERNARD E. BENSON, C.P.A.
DANIEL F. PIOMBO, C.P.A.

MEMBERS AICPA
MEMBERS CalCPA

INDEPENDENT AUDITOR'S REPORT

To the Members
Collins & Company, LLC

We have audited the accompanying statement of financial condition of Collins & Company, LLC, as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statement referred to above presents fairly, in all material respects, the financial position of Collins & Company, LLC at December 31, 2008, in conformity with generally accepted accounting principles.

Benson, Piombo & Company

Corte Madera, California
February 17, 2009

COLLINS & COMPANY, LLC
Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$	427,682
Accounts receivable		517,702
Investment securities, at market value		402,148
Furniture, leasehold improvements and equipment, at cost, less accumulated depreciation of $191,940		125,624
Other assets		108,909
	$	1,582,065

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$	76,083
Total liabilities		76,083
Members' capital		1,505,982
	$	1,582,065

Organization and Nature of Operations

Collins & Company, LLC (Company) was formed on July 7, 1999. The Company received permission from the New York Stock Exchange to conduct business as Collins & Company, LLC on October 8, 1999. Prior to that date, the Company operated under the name of Collins & Co. (predecessor company) as it has since 1969. Effective March 7, 2006, the Company ceased operating as a New York Stock Exchange member organization because the New York Stock Exchange Group acquired the Company's membership.

The Company is registered as a broker/dealer in securities under the Securities and Exchange Act of 1934. In addition, as an introducing member, it forwards retail customer transactions to a clearing member on a fully disclosed basis. The Company also conducts an investment advisory service and an investment management service for its customers. The Company is a registered investment advisor in accordance with the Investment Advisors Act of 1940.

(1)   Summary of Significant Accounting Policies

Investment securities are carried at market value.

Depreciation of furniture and equipment is provided on straight-line and accelerated bases over estimated useful lives of three to seven years. Depreciation of leasehold improvements is provided on a straight-line basis over the remaining life of the lease.

Cash includes demand deposit accounts and money market fund investments, which have maturities of three months or less.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(2)   Net Capital

The National Association of Securities Dealers requires member firm compliance with Rule 15c3-1 of the Securities and Exchange Commission that requires members to maintain a ratio of aggregate indebtedness to net capital, as defined by the Rule, not in excess of 15 to 1, and minimum capital of $5,000. The capital ratio as of December 31, 2008, was 0.06 to 1. At that date, the Company had a net capital requirement of $5,075 and had net capital of $1,252,837 in excess of the net capital requirement.

(3)   Reserve Requirements

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(B) of the Rule.

(4)   Operating Lease

The Company rents its offices under a lease agreement that expires on December 31, 2008. Rent increases are based on amounts stated in the First Amendment to Lease dated April 28, 2008.

Minimum future rental payments as of December 31, 2008, are as follows:

2009	101,925
2010	106,002
2011	110,076
2012	114,156
2013	118,233

Total minimum future rental payments $ 550,392

(5) <u>Concentration of Credit Risk for Cash Held in Bank</u>

The Company maintains a demand deposit with a commercial bank. During 2008 this account was insured from January 1, 2008 to October 2, 2008 by the Federal Deposit Insurance Corporation (FDIC) on amounts up to $100,000. On October 3, 2008 and through December 31, 2008 the FDIC coverage increased to $250,000. On January 1, 2010, the standard coverage limit will return to $100,000. At December 31, 2008, the Company had no uninsured demand deposit balance.

The Company also maintains a money market account with a clearing firm who is a member of the New York Stock Exchange. The money market account is considered to be a security and as such is insured for losses due to theft or fraud by the Securities Investor Protection Corporation for balances up to $500,000. The clearing firm carries supplemental insurance, which results in coverage necessary to cover the remaining net asset value of the account in the event of losses due to theft or fraud. At December 31, 2008, the Company had no uninsured money market account balance.

(6) <u>Financial Instruments</u>

The Company's financial instruments, none of which are for trading purposes, include cash, accounts receivable, investment securities, accounts payable and income taxes payable. The Company estimates that the fair value of all financial instruments at December 31, 2008, does not materially differ from the aggregate carrying values in the statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.


END